(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

Registrant Information

Full name of registrant:

Whitehall Limited, Inc.

Former name if applicable:

Not applicable

Address of principal executive office (Street and number):

290 Cocoanut Avenue

City, state and zip code:

Sarasota, Florida 34236

PART II

Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Whitehall Limited, Inc. (the “Company”) is unable to file timely an Annual Report on Form 10-KSB for the year ended March 31, 2006, because the Company devoted substantial resources to completing its Annual Report on Form 10-KSB for the year ended March 31, 2005, which was filed on April 19, 2006. In addition, there have been substantial resources devoted by the Company to completing its Quarterly Reports on Form 10-QSB for the periods ended June 30, 2005, September 30, 2005, and December 31, 2005. Until such reports are complete, the Company is unable to finalize its Annual Report on Form 10-KSB for the year ended March 31, 2006.

The Company has not yet filed its Quarterly Reports on Form 10-QSB for the periods ended June 30, 2005, September 30, 2005, and December 31, 2005 (such reports, together with the Annual Report on Form 10-KSB for the year ended March 31, 2006, the “Exchange Act Reports”).

The Company intends to file the Exchange Act Reports at the earliest practicable date.

PART IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Ronald Mustari (Name)	(941) (Area Code)	954-1181 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

•	Quarterly Report on Form 10-QSB for the period ended June 30, 2005.

•	Quarterly Report on Form 10-QSB for the period ended September 30, 2005.

•	Quarterly Report on Form 10-QSB for the period ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see ANNEX A attached hereto.

Whitehall Limited, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned by the undersigned thereunto duly authorized.

Date: June 30, 2006	By:	/s/ Ronald Mustari
	Name:	Ronald Mustari
	Title:	President and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ANNEX A

On a preliminary basis, the Company expects to report revenues of approximately $56.5 million for the fiscal year ended March 31, 2006, compared to revenues of approximately $51.8 million for the fiscal year ended March 31, 2005. The increase in revenues principally reflected an increase in the number of home sales closed during each fiscal year. In fiscal 2006, 157 home sales were closed, compared to 117 home sales closed and 119 lots sold in bulk in fiscal 2005.

The Company also expects to report that income from operations increased to approximately $4.1 million for fiscal 2006, representing 7.2% of revenue, compared to approximately $1.6 million for fiscal 2005, representing 3.0% of revenue. The Company expects to report that these increased margins resulted from improved operations seen as the Company overcomes the effects of the prior cost increases and delays suffered as a result of the three major hurricanes which significantly impacted the west coast of Florida during the 2005 fiscal year.